RECEIVED
2005 OCT 25 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

SUPPL

File N° 82-4944

[redacted]

05012040

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

October 20, 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Re: <u>ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)</u>

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

V. Gillet

Véronique Gillet
VP, Investor Relations

dlw 10/25

Encl.: Q3 2005 Sales

ESSILOR

COMMUNIQUE

Chiffre d'affaires 9 mois 2005

Nouvelle progression au troisième trimestre

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3 acquisitions

Charenton-le-Pont (20 octobre 2005) – Au 30 septembre 2005, le chiffre d'affaires consolidé d'Essilor International, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'€	**30/09/2005 IFRS**	30/09/2004 IFRS	Variation publiée
Chiffre d'affaires consolidé	**1 803,1**	1 665,2	+ 8,3 %

Au 3ème trimestre, la croissance des ventes d'Essilor a atteint 11,4 % dont 6,2 % en base homogène, avec un effet de périmètre de + 3,5 % et un effet devises de + 1,6 %.
Cette bonne performance entraîne une progression du chiffre d'affaires consolidé sur 9 mois qui se situe à 5,2 % en base homogène contre 4,7 % au 30 juin.
L'effet de périmètre représente + 3,3 % et provient des sociétés acquises en 2004 et 2005. L'effet de change est légèrement négatif à - 0,2 %.

Chiffre d'affaires par région

En millions d'€	**30/09/2005 IFRS**	30/09/2004 IFRS	Variation publiée	Variation en base homogène*
Europe	**833,5**	801,7	+ 4,0 %	+ 2,3 %
Amérique du Nord	**764,1**	693,8	+ 10,1 %	+ 6,4 %
Asie Océanie	**149,2**	129,8	+ 15,0 %	+ 12,2 %
Amérique latine	**56,3**	39,9	+ 41,1 %	+ 21,5 %

** Croissance à structure et taux de change constants*

Au 3ème trimestre, l'activité a été très dynamique en Amérique du Nord, en Asie et en Amérique latine. Respectivement, ces régions affichent des croissances en base homogène de + 7,3 %, 14,2 % et 24,9 %. En Europe, la progression en base homogène au 3ème trimestre (+ 2,8 %) permet de poursuivre l'amélioration de la tendance observée depuis le second trimestre.

Les verres progressifs, et notamment la gamme Varilux®, la nouvelle génération de verres photochromiques Transitions® et les verres antireflet Crizal® Alizé™ ont continué à nourrir la croissance d'Essilor. Il faut également noter le lancement, en septembre, du verre Essilor® Anti-Fatigue™, un verre unifocal qui permet, grâce à son design innovant, d'améliorer le confort des porteurs adultes non presbytes.

Perspectives

Pour l'ensemble de l'année 2005, Essilor anticipe une croissance du chiffre d'affaires consolidé hors change comprise entre 8 et 9 % ainsi qu'une progression de la rentabilité du groupe par rapport à l'exercice 2004.

Trois nouvelles acquisitions

France

Essilor vient de finaliser l'acquisition des actifs et fonds de commerce de **OMI**, son distributeur exclusif de verres dans les Antilles (Martinique, Guadeloupe, Guyane). OMI est un partenaire de longue date qui réalise un chiffre d'affaires de 7 millions d'euros et dispose d'un laboratoire de prescription en Guadeloupe. Cette acquisition va permettre de conforter la présence locale d'Essilor au travers de ses marques phares Varilux® et Crizal®.

Amérique du Nord

Essilor a conclu récemment l'acquisition de **MGM** (80 %), un laboratoire de prescription distributeur de la marque Varilux® situé à Porto Rico, et qui réalise un chiffre d'affaires de 2 millions de dollars.

Enfin, le groupe a acheté les actifs de la société canadienne **Optical Software Inc.**, un fournisseur de logiciels de gestion de laboratoires de prescription, dont le chiffre d'affaires s'élève à 1,2 millions de dollars.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 190 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél. : 01 49 77 42 16